By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:  Mr. William Thompson

    Branch Chief

 Re:  Sempra Energy

      Form 10-K for Fiscal Year Ended December 31, 2006

      Form 10-Q for Fiscal Quarter Ended March 31, 2007

      Filed February 23, 2007 and May 2, 2007

      File No. 1-14201

Dear Mr. Thompson:

Following are responses to the comments on the above-referenced filings in your letter dated May 18, 2007.  We appreciate the staff’s comments, and always welcome the opportunity to improve our disclosures for investors and other financial statement users. For your convenience, we have repeated the comments in bold type above each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Exhibit 13 - Annual Report to Security Holders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 4

Comparison of Earnings, page 5

1.

We note that the comparison of earnings summarizing the major unusual factors affecting net income and operating income includes uncaptioned totals of adjusted net income and operating income. Please tell us why you believe your presentation of adjusted net income and operating income comply with item 10(e)(l)(ii)(B) of Regulation S-X, which precludes adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In this regard, it appears to us that the majority of the unusual items you have identified are normal and recurring. Rather than demonstrating your compliance with the guidance referenced above, you might consider revising future filings to identify, discuss and analyze such unusual items and their effects on net income and operating income without presenting non-GAAP measures eliminating or adjusting these items. Notwithstanding the preceding, if you are able to demonstrate your compliance with the guidance referenced above please revise future filings to disclose:

• The manner in which management uses the measures to conduct or evaluate performance;

• The economic substance behind management's decision to use the measures;

• The material limitations associated with the use of the measures as compared to the most directly comparable GAAP measures and the manner in which management compensates for those limitations; and

• The substantive reasons why management believes the measures provide useful information to investors.

Please refer to Item 10(e) of Regulation S-K and Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued June 13, 2003 and available on our website at
www.sec-gov/divisions/corpfin/faqs/nongaapfaq.htm (the non-GAAP FAQ").

Response:

As noted in our Form 10-K filing, the Comparison of Earnings Table was intended to assist the reader in understanding the trend of earnings and is representative of how management analyzed and evaluated the company’s results of operations for these years. For example, the goals set in our incentive compensation plan for most of our employees treated many of these items individually, reflecting their unusual nature. In addition, we believe that this presentation is very useful to our investors, analysts, potential investors and other readers of our financial statements and facilitates a meaningful assessment of the company’s performance during the relevant periods.

During 2006, 2005 and 2004, the company was impacted by several significant events and activities, and the resolution of matters in a single year that related to operations in multiple years. These items were all unusual in either size and/or nature as compared to the normal operating performance of the company, and the company considered them non-recurring within the context of Item 10(e)(1)(ii)(B) of Regulation S-K. The impact of normal, recurring fluctuations in the operations of the company were not included in the table. The Comparison of Earnings Table was intended for the reader’s convenience to identify and summarize these non-recurring impacts in one presentation, with references to where detailed discussion of the items could be found in the company’s management discussion and analysis of results of operations and financial statement disclosures.

Regarding the individual items listed in the table, we considered either or both the size and the nature of the item to be unusual activity related to the company’s operations in at least one of the years presented and, therefore, non-recurring in nature. To make the year-to-year comparisons consistent, we believe it was preferable to show smaller amounts in other reported years related to comparable items.

The asset sales in 2006, both in continuing operations and discontinued operations, and the impairment of investments in 2006, were clearly significant events for the company, non-recurring in nature, and material in amount.

The settlement of litigation in January 2006, which resulted in the recording of reserves of $311 million in 2005, was material in relation to the company’s current net income, and related to matters arising out of the 2000 – 2001 California Energy Crisis. The litigation amount in 2004 related to other specific events. Litigation expense of a recurring nature was not included in the litigation amounts in the table.

The amounts in Resolution of Prior Years’ Income Tax Issues and Other Regulatory Matters, although combined in each case on one line for conciseness of presentation, resulted in each year from a different set of circumstances, were resolutions of matters from several previous years and had a substantial effect on the company’s effective tax rate, and were therefore also considered non-recurring.

The other amounts listed were single, non-recurring events as described in the table, and although smaller in amount in relation to the total company results, were particularly significant in terms of their impact on the results of individual business units. Also, because two of our business units are required to file separate filings on Form 10-K and Form 10-Q, and we followed the same approach for each of those reporting entities, our practice was to include the same items from those tables in our consolidated filing, despite the lower materiality relationship to the consolidated Sempra Energy financial statements.

In the Form 10-Q for the quarter ended March 31, 2007, we did not present a Comparison of Earnings table, as there were no significant, unusual, non-recurring items in the current quarter or the comparable prior-year quarter. However, in future filings, if we believe that a Comparison of Earnings table or a similar presentation is appropriate, we shall expand our disclosure as suggested in your comment.

Sempra Commodities, page 13

2.

It appears that margin by geographic region and product line of Sempra Commodities is a non-GAAP financial measure as it differs from segment net income disclosed in Note 16 to the financial statements. Please tell us why you believe the measure is a GAAP financial measure or provide the disclosure required by Item 10(e) of Regulation S-K. Such disclosure should include a reconciliation of the differences between margin and net income of the commodities segment presented in accordance with GAAP, a statement disclosing the reasons why management believes the presentation provides useful information to investors and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses the measure. Refer to Item 10(e) of Regulation S-K and Question 20 of the non-GAAP FAQ.

Response:

We will provide the additional disclosure regarding non-GAAP financial measures in future filings.

3.  Please tell us whether the information in the table of unrealized revenues for trading activities should reconcile to the information disclosed in the table of trading assets and liabilities in Note 10 on page 96. If so, tell us how to reconcile the information. If not, explain why.

Response:       The table of unrealized revenues on page 10 is provided within the information for the Sempra Commodities segment, and therefore includes intercompany transactions. The amounts on the balance sheet and in the table in Note 10 are presented on a consolidated basis, and are therefore net of intercompany transactions, as follows:

	2006	2005
Unrealized Revenue:
Consolidated Sempra Energy, per balance sheet:
Derivative trading instruments	$ 4,068	$ 4,502
Derivative trading instruments sold, not yet purchased	(2,304)	(3,246)
	1,764	1,256
Add back: Elimination of intercompany transactions	149	232
Sempra Commodities	$1,913	$1,488

4.  Please disclose the gross transaction volume for energy trading contracts physically settled. Refer to paragraph 8 of EITF 02-3.

Response:       In adopting  EITF 02-03, we considered the disclosure requirements noted in paragraph 8 (from the discussion at the June 19-20, 2002, meeting of the Task Force) and concluded that paragraph 16 of the EITF (from the discussion at the October 25, 2002, meeting) superseded this requirement to disclose gross transaction volumes for energy trading contracts physically settled. The following excerpt from paragraph 16 of the EITF discusses how Issue 1 (which includes paragraph 8) was superseded:

“The Task Force chairman noted that the consensus to rescind Issue 98-10 effectively supersedes the Task Force consensuses reached at the June 19-20, 2002 meeting on Issues 1 and 3.”

Additionally, this information is not currently collected by the company’s accounting system. This information is not considered relevant in evaluating the company’s performance, and a review of industry practice suggests that this information is not typically provided.

Statements of Consolidated Income, page 45

5.   Please tell us why you report earnings from certain equity method investments before tax in other income and earnings from other equity method investments net of tax as a separate line item after income from continuing operations before income taxes and equity earnings (losses) of certain unconsolidated subsidiaries in your statements of consolidated income. In doing so, explain the circumstances that justify the different presentations. Refer to paragraph 19(c) of APB 18 and paragraph 14 of Rule 5-03(b) of Regulation S-X.

Response:        Rule 5-03(b)13 provides that “If justified by the circumstances, this item may be presented in a different position and a different manner.” The distinction between the two types of equity earnings on the company’s income statement arises from the nature of the taxable entity whose earnings are being reported, which results in a different treatment of taxes. The equity earnings reported in Other Income (Loss) are recorded by the company before tax, and the equity earnings reported below Income Tax Expense are recorded net of tax, as discussed in Footnote 3 on page 65. The different position of these earnings on the Statements of Consolidated Income is intended to comply with Rule 5-03(b) of Regulation S-X by presenting items above or below the income tax line in a manner which does not distort the company’s effective tax rate. The earnings of all entities of each type of treatment are combined on one line in accordance with paragraph 19(c) of APB 18.

Statements of Consolidated Cash Flows, Page 46

6.  Please tell us your basis for reconciling income from continuing operations, as opposed to net income, to net cash provided by operating activities. Please refer to paragraphs 28 and 29 of SFAS 95.

Response:  Due to the significant divestiture program undertaken in 2006 and the resultant discontinued operations impact, we believed that it was more meaningful for the cash flows from operations section to start with net income from continuing operations. Our statements clearly presented the components of cash flows pursuant to SFAS 95 and provided separate lines for the effects of discontinued operations for each component. SFAS 95 does not explicitly address the presentation of discontinued operations in our view, and we chose a presentation that we believe clearly follows the intent of SFAS 95. We note that total cash flows from operations would remain unchanged. We will adopt the presentation format that you suggest in our future filings, if that is preferred.

Note 1 Summary of Significant Accounting Policies and Other Financial Data, page 51

7.   Please disclose the types of costs classified in other cost of sales and other operating expenses.

Response:        We will provide this disclosure in our future filings, approximately as follows:

Other cost of sales includes primarily the cost of sales of Sempra Commodities, which consists primarily of transportation and storage costs.

Other operating expenses include operating and maintenance costs, and general and administrative costs, consisting primarily of personnel costs, purchased materials and services, and outside services.

In the 10-Q for the quarter ended March 31, 2007, “Cost of natural gas, electric fuel and purchased power” for Sempra Global and parent was presented separately on the face of the Statements of Consolidated Income. The disclosure proposed above reflects our intention to continue this presentation going forward.

8. Please disclose your accounting policy for purchase and sales transactions in the California Power Exchange and ISO markets.

This disclosure, which was included in our filings in certain years prior to 2004, was only applicable for the years 1998 through 2001. During that period, all energy produced by SDG&E, a subsidiary of the company, was sold to the California Power Exchange (PX) and the ISO, and all energy provided to utility customers was purchased from the PX and the ISO. The disclosure was as follows (in our 2003 filing):

“For 2001, California Power Exchange (PX) and Independent System Operator (ISO) power revenues have been netted against purchased-power expense to avoid double-counting of power sold into and then repurchased from the PX/ISO.”

SDG&E no longer sells and repurchases all of its energy in this manner through these entities.

Note 3. Investments in Unconsolidated Subsidiaries page 65

Sempra Pipeline & Storage, page 67

9.   Regarding the impairment of your investments in Sodigas Pampeana and Sodigas Sur, please tell us:

•

how you determined the fair value of the investments and the amount of the impairment loss;

•

the entry you made to record the impairment loss;

•

the fair value of the investments if other than nil and the balance of translation adjustments, if any, reported in accumulated other comprehensive income; and

•

whether or not you subsequently sold the investments and, if so, the gain or loss recognized and the items and their amounts included in the gain or loss.

Response:

Fair Value Determination

The value of the investments was determined by management by estimating the realizable sales value for each of the businesses based on various assumptions and inputs, assigning probabilities to the outcome of each sale scenario and using the weighted average result based on the estimated probabilities of realization. The valuation scenarios included the consideration of a variety of factors, including varying sales values, net revenue streams, exit multiples, cost of capital, discounted cash flows, valuations performed by outside consultants and potential outcomes of the company’s unresolved claim against the Argentine government. The estimated fair value of the businesses is approximately $70 million.

Entry to Record Impairment (in millions)

DR

 CR

Investments in unconsolidated subsidiaries

$   93

Allowance for doubtful accounts - note
   receivable from unconsolidated affiliate

$   21

Accrued estimated selling costs

$     3

Other current liabilities

$ 190

Federal deferred income tax asset

$   86

Equity in earnings (losses) of certain
   unconsolidated subsidiaries -

impairment loss

$ 307

         - tax benefit

$   86

The accrued liability represents the negative carrying value of the investment after including the cumulative translation adjustment (CTA) in the impairment analysis as permitted by paragraph 5 of EITF 01-05, which states: “The Task Force reached consensuses on Issues 1 and 2 that an entity that has committed to a plan that will cause the CTA for an equity method investment or a consolidated investment in a foreign entity to be reclassified to earnings should include the CTA as part of the carrying amount of the investment in evaluating the investment for impairment.” The balance of the CTA in accumulated other comprehensive income at December 31, 2006 was $260 million.

Subsequent to December 31, 2006, the company continues to record the equity earnings from these investments, any adjustments to the CTA, and to record to the estimated fair value of the investments.

Current Status

As of the date of this letter, the investments have not been sold. The company is actively pursuing the sale of these investments, and has received a written offer which is being considered.

Exhibits 31.1 and 31.2

10.   In future filings please revise the certification to conform to certification set forth in Item 601(b)(3l) of Regulation S-K. In that regard, replace the references to "this annual report" in paragraphs 2, 3, 4(a) and 4(b) with "this report" and add the parenthetical language that has been deleted from paragraph 4(d).

Response:       We will do so.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

11.    Please address the comments above as applicable.

Response:       Where we have noted our intention above to provide additional or revised disclosure, we will incorporate these revisions and additions in our future interim filings as well.

Note 7. Financial Instruments, page 17

Adoption of SFAS 157, page 19

12.    Please tell us why trading derivatives assets and liabilities and commodity trading inventories presented in the table on page 20 differ from the amounts stated in your consolidated balance sheets.

Response:

Reconciling “Trading Derivatives” in the SFAS 157 Footnote to the Balance Sheet

“Trading derivatives” in the Recurring Fair Value Measures table include over-the-counter (OTC) unrealized values related to swaps, forwards and options, as well as open listed exchange transactions. However, exchange transactions, which are cash settled during the life of the transaction, are classified on the balance sheet as part of “Trading-related receivables and deposits, net.” These exchange positions total a net value of approximately $49 million on the balance sheet (see also the maturity table on page 40).

To further clarify, below is a reconciliation of the balances discussed to the Recurring Fair Value Measures table:

	Assets	Liabilities	Net
Derivative trading instruments	$ 3,332	$ (2,450)	$ 882
Unrealized revenues for exchange contracts	206	(157)	49
Rounding	-	(1)	(1)
Recurring Fair Value Measures Subtotal	$ 3,538	$ (2,608)	$ 930

Reconciling “Commodity Trading Inventories” in the SFAS 157 Footnote to the Balance Sheet

The SFAS 157 table does not include certain commodity trading inventories which are carried on a lower-of-cost-or-market basis. The SFAS 157 table does include a portion of commodity trading inventories for which fair value hedge accounting is applied.

March 31, 2007
Commodities owned, per balance sheet	$ 1,399
Less: Commodities owned, recorded at lower-of-cost-or-market	(96)
Commodity trading inventories, per Recurring Fair Value Measures table	$1,303

In addition to the foregoing responses, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 619-696-4576 (jhouseholder@sempra.com) or Virginia Oliver, Sempra Energy’s Director, Financial Reporting at 619-696-2132 (vsoliver@sempra.com).

Sincerely,

/s/Joseph A. Householder

Joseph A. Householder

Senior Vice President,

Controller and Chief Accounting Officer

Cc:  Anthony Watson

        Staff Accountant

        Securities and Exchange Commission

        Donald E. Felsinger

        Chairman and Chief Executive Officer

        Sempra Energy

        Mark A. Snell

        Executive Vice President and Chief Financial Officer

        Sempra Energy

        Gary Kyle

        Chief Corporate Counsel

        Sempra Energy

        Virginia S. Oliver

        Director, Financial Reporting

        Sempra Energy